Response Biomedical Reports Six-Year Escrow Share Release Schedule

Vancouver, British Columbia, January 7, 2005 – Response Biomedical Corp. (TSX-V: RBM), today reports the escrow share release schedule, pursuant to the Company’s amended Escrow Agreement approved by shareholders at the Company’s Annual General Meeting held on June 21, 2004, and subsequently accepted by the TSX Venture Exchange per National Policy 46-201 and the Exchange Bulletin dated June 15, 2001.

Further to the Company’s news release of June 22, 2004, the shareholders approved a resolution to amend the terms of the Escrow Agreement, initially approved by shareholders on June 19, 1996, such that the escrow release is now based on a six-year time release formula, and extended for a term to the end of the new escrow release schedule, in accordance with the policies of the TSX Venture Exchange.

Commencing in March 2005, 825,000 common shares currently held in escrow by Computershare Investor Services Inc. will be released in 12 tranches over a period of six years, one tranche every six months. Each of the first 4 tranches will be 41,250 common shares, or 5 percent of the total, and each of the remaining eight tranches will be 82,500 shares, or 10 percent of the total amount.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com